Exhibit 99.2

Summary of Consolidated Financial Results

For the Year Ended March 31, 2016

[Japanese GAAP]

May 16, 2016

Company name:	UBIC, Inc.

Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344

Scheduled date of Ordinary General Meeting of Shareholders:	June 27, 2016
Scheduled date of commencement of dividend payment:	June 28, 2016
Scheduled date of filing Annual Securities Report:	June 30, 2016
Supplementary materials for financial results:	No
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2016 (from April 1, 2015 to March 31, 2016)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income (loss) attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2016	10,659	69.9	180	(32.1)	123	(71.5)	(121)	—
March 31, 2015	6,274	50.4	266	—	434	—	260	—

Note:                Comprehensive income

Year ended March 31, 2016	¥ (446) million [(–%)]
Year ended March 31, 2015	¥496 million [(–%)]

	Net income per share	Net income per share		Ratio of ordinary	Ratio of operating
	(basic)	(diluted)	Return on equity	income to total assets	income to net sales
Years ended	Yen	Yen	%	%	%
March 31, 2016	(3.40)	—	(2.6)	1.2	1.7
March 31, 2015	7.45	7.27	6.3	6.9	4.2

Reference: Equity in earnings of affiliates

Year ended March 31, 2016	¥– million
Year ended March 31, 2015	¥– million

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2016	12,999	4,782	34.5	125.61
March 31, 2015	7,641	5,220	65.4	140.78

Reference: Equity

As of March 31, 2016	¥4,490 million
As of March 31, 2015	¥4,996 million

(3)     Consolidated cash flows

	Cash flows from	Cash flows from	Cash flows from	Cash and cash equivalents
	operating activities	investing activities	financing activities	at the end of year
Years ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
March 31, 2016	705	(4,792)	(3,205)	1,795
March 31, 2015	1,022	(1,417)	1,679	2,718

2.   Dividends

	Dividend per share							Ratio of dividends to
	End of	End of	End of	End of			Payout ratio	net assets
	first quarter	second quarter	third quarter	year	Total	Total dividends	(consolidated)	(consolidated)
Years ended	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
March 31, 2015	—	0.00	—	3.00	3.00	106	40.3	4.3
March 31, 2016	—	0.00	—	3.00	3.00	107	—	2.3
Year ending March 31, 2017 (Forecast)	—	0.00	—	0.00	—		—

3.   Consolidated Forecasts for the Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year	Millions		Millions		Millions		Millions
ending	of yen	%	of yen	%	of yen	%	of yen	%	Yen
March 31, 2017	13,100	22.9	95	(47.4)	70	(43.3)	—	—	—

*    Notes

(1)      Changes in important subsidiaries during the current year (changes in the scope of consolidation): Yes

Newly included:	One company, company name: Evolve Discovery Inc. (“EvD, Inc.”)
Excluded:	None

(2)     Changes in accounting policies, changes in accounting estimates, and revisions restated

1)  Changes associated with the revision of accounting standards: None

2)  Changes in accounting policies other than the above 1): None

3)  Changes in accounting estimates: None

4)  Revisions restated: None

(3)      Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2016:	35,751,360 shares
As of March 31, 2015:	35,491,360 shares

2)  Number of treasury stock at the year-end

As of March 31, 2016:	630 shares
As of March 31, 2015:	630 shares

3)  Average number of issued and outstanding shares during the year

Year ended March 31, 2016:	35,582,665 shares
Year ended March 31, 2015:	34,956,728 shares

<Reference> Summary of Nonconsolidated Financial Results

1.   Nonconsolidated Financial Results for the Year Ended March 31, 2016
(from April 1, 2015 to March 31, 2016)

(1) Nonconsolidated results of operations			(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2016	4,565	22.8	236	(36.1)	169	(61.0)	60	(80.9)
March 31, 2015	3,718	39.5	370	—	434	—	316	—

	Net income per share	Net income per share
	(basic)	(diluted)
Years ended	Yen	Yen
March 31, 2016	1.70	1.66
March 31, 2015	9.07	8.85

(2)     Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2016	11,816	5,172	41.5	137.06
March 31, 2015	7,377	5,032	65.4	135.86

Reference: Equity

As of March 31, 2016	¥4,899 million
As of March 31, 2015	¥4,821 million

2.   Nonconsolidated Forecasts for the Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)

(Percentages represent year-on-year changes)

	Net sales		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2017	5,340	17.0	65	(61.7)	0	—	—

*      Status of audit procedures

•       This consolidated financial summary falls outside the scope of audit requirements of the Financial Instruments and Exchange Act. The audit procedures for the financial statements based on the stipulations of said Act were not completed at the time this consolidated financial summary was disclosed.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to UBIC, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position (1) Analysis of operating results” in attachment on page 2.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position	2

(1)	Analysis of operating results	2

(2)	Analysis of financial position	4

(3)	Basic policy for profit distribution and dividends in the current and next years	5

(4)	Business risks	5

2.	Corporate Group	8

3.	Management Policies	9

(1)	Basic corporate management policy	9

(2)	Target management index	9

(3)	Medium- to long-term management strategies	9

(4)	Tasks to be undertaken by the management	10

(5)	Other important management items	11

4.	Basic Views of Selected Accounting Standards	11

5.	Consolidated Financial Statements	12

(1)	Consolidated balance sheets	12

(2)	Consolidated statements of income and consolidated statements of comprehensive income	14

(3)	Consolidated statements of changes in net assets	16

(4)	Consolidated statements of cash flows	18

(5)	Notes to the consolidated financial statements	19

	Going-concern assumptions	19

	Significant matters for the preparation of consolidated financial statements	19

	Changes in accounting policies	20

	Notes to the consolidated balance sheets	20

	Notes to the consolidated statements of income	21

	Notes to the consolidated statements of comprehensive income	21

	Notes to the consolidated statements of changes in net assets	21

	Notes to the consolidated statements of cash flows	24

	Segment information	24

	Per share information	1

	Significant subsequent events	1

1.          Analysis of Operating Results and Financial Position

(1)         Analysis of operating results

In the year ended March 31, 2016, UBIC Group (the “Group”) made efforts to expand existing businesses (eDiscovery and Legal businesses) through M&A transactions and develop businesses in new fields with its independently developed artificial intelligence technology as a core product.

In the eDiscovery business, in addition to acquiring TechLaw Solutions, Inc. (“TechLaw Solutions”) in August 2014, the Group acquired Evolve Discovery Inc. (“EvD, Inc.”) in July 2015, both of which operate in the United States, a major market for the Group. The synergies generated by these acquisitions led to the Group acquiring new customers in the United States, which resulted in sales in the United States accounting for approximately 60% of total sales across the entire Group, and the Group recording its highest sales to date in the year ended March 31, 2016. Further, in addition to consolidating and disposing of data centers and offices of each of its three U.S. subsidiaries in order to improve investment efficiency, the Group set up new review centers in Washington, D.C. and New York with the aim of strengthening and expanding the review business in the future. This organizational restructuring and strengthening allowed the Group to acquire large-scale projects and provide stable support to customers.

In the area of new businesses utilizing artificial intelligence technology, the Group rolled out solutions utilizing an independently developed artificial intelligence engine—KIBIT* in the fields of digital marketing, healthcare, and business intelligence. In the field of digital marketing, the Group established Rappa, Inc. and developed Kibiro, a robot equipped with KIBIT, in addition to establishing KenkoJiman.com, the Group’s first community website geared toward general consumers. In the field of healthcare, the Group established UBIC MEDICAL, which was selected as an outsourcing contractor for public work by the Japan Agency for Medical Research and Development (AMED) for which the Group participated in a research and development project, and made efforts in its big data analysis business, which utilizes artificial intelligence, in the medical field by, for example, developing a system to prevent hospital patients from turning over and falling out of their beds. Additionally, in the field of business intelligence, in order to support companies in their business strategy endeavors, the Group began to provide and sell the intellectual property strategy support system for analyzing a large patent-related information “Lit i View PATENT EXPLORER,” as well as the business data analysis system “Lit i View AI Sukedachi Samurai,” both of which are being utilized by globally expanded Japanese corporations, such as financial institutions, manufacturers, and others.

*KIBIT is an artificial intelligence engine independently developed by the Company. It is equipped with a vast knowledge collected and systemized through the Company’s unique artificial intelligence-related technology, the Company calls it “Landscaping,” which performs learning and evaluation functions, and through its experience in data analysis, and analyzes text data in various formats. With only a small amount of teaching data, the KIBIT AI engine can understand subtle elements of human behavior and personality (tacit knowledge, judgment, and sensations that vary on an individual level).

Amid these conditions, in its consolidated operating results for the year ended March 31, 2016, the Group recorded net sales of 10,659,350 thousand yen (a 69.9% increase year-on-year), operating income of 180,762 thousand yen (a 32.1% decrease year-on-year), ordinary income of 123,502 thousand yen (a 71.5% decrease year-on-year), and net loss attributable to owners of the parent of 121,042 thousand yen (net income attributable to owners of the parent of 260,310 thousand yen was recorded in the previous year).

The above was a result of the increase in costs exceeding the increase in sales. This is because the Group incurred costs related to acquisitions of 254,884 thousand yen and amortization of goodwill and customer-related assets of 180,440 thousand yen despite a significant increase in revenue from the acquisition of EvD, Inc., and the Group recorded new business-related costs of 840,593 thousand yen on development of artificial intelligence technology and establishment of a marketing framework. In addition, the Group recorded foreign exchange losses of 44,053 thousand yen resulting from the sharp increase in the yen’s value, and sales from high profit margin processes were delayed to the next period, while review sales with a low profit margin increased significantly in the year ended March 31, 2016.

Overview of each business segment is as follows:

1)             eDiscovery

Services offered in this segment are eDiscovery services and eDiscovery solutions.

In the eDiscovery business, net sales from eDiscovery services were 4,658,436 thousand yen, an increase of 76.8% from the previous year and net sales from eDiscovery solutions were 5,444,658 thousand yen, a 70.3% increase compared with the previous year, both significantly supported by the inclusion of existing projects of

EvD, Inc.

Overall, net sales in this segment were 10,103,095 thousand yen, a 73.2% increase compared to the previous year.

2)             Legal and compliance professional services (LCPS)

The five services offered in this segment are forensic services, software sales, distribution and support of forensic tools, forensic training services, and compliance support.

Net sales from forensic services were 283,957 thousand yen, a decrease of 5.1% from the previous year, as a result of fewer large-sized investigations compared of the previous year, although forensic investigation services for payment cards almost doubled from the previous year, which contributed to an increase in revenue, and the number of other investigation projects also increased.

Sales of software products equipped with KIBIT, an artificial intelligence engine developed by the Group, began to move in a positive direction. Several large Japanese manufacturing companies have introduced the “Lit i View EMAIL AUDITOR,” an email automatic auditing system, which went on sale in the year ended March 31, 2015, and services for the system were officially rolled out. Several other companies also began to use the patent investigation and analyzing system “Lit i View PATENT EXPLORER” as well as the business data analysis system “Lit i View AI Sukedachi Samurai,” which went on sale in the year ended March 31, 2016, and have already seen some success. As a result of these factors, net sales in the software sales segment were 159,968 thousand yen, an increase of 557.1% from the previous year.

Net sales from forensic tool distribution and support were 41,793 thousand yen, a 90.6% increase from the previous year due to an increase in sales of forensic tools to investigative organizations.

Net sales from forensic training services were 9,989 thousand yen, an increase of 57.9% from the previous year.

Net sales from compliance support were 453 thousand yen, a decrease of 89.4% from the previous year, due to downsizing of the business.

Overall, net sales in this segment were 496,163 thousand yen, a 39.4% increase compared to the previous year.

3)             Others

Net sales in others were 60,091 thousand yen, a 29.7% decrease compared to the previous year, reflecting a decline in the patent business despite strong software sales by TechLaw Solutions in the current year.

Looking at the new businesses of digital marketing, healthcare, and business intelligenc, which are utilizing the artificial intelligence technology included in LCPS stated in 2) in addition to the business segments described above, net sales in this area were 103,418 thousand yen and operating loss was 737,174 thousand yen. These new businesses are still in the upfront investment phase, which includes research and development. On the other hand, net sales from the existing legal-related businesses were 10,555,932 thousand yen and operating income was 917,937 thousand yen, which provide stable profits.

(Forecasts for the year ending March 31, 2017)

For the year ending March 31, 2017, the Group will continue to grow its existing eDiscovery business and also implement new businesses using the artificial intelligence-based technology in accordance with its medium- to long-term management strategies described in the “Management Policies” section below. The Group expects that the eDiscovery business will see an increase in revenue and operating profit due to the establishment of a stable support structure in the United States for the acquisition of corporate customers in Asia and deliveries to such customers. Meanwhile, the Group expects new businesses to experience an operating deficit despite an increase in revenue as aggressive spending is still necessary at this stage for the development of artificial intelligence technology and the establishment of a marketing framework.

1. Expansion of existing businesses

(1) Restructuring and strengthening the Group’s organization through consolidation of U.S. subsidiaries

(2) Acquiring major customers by strengthening relationships with Asian companies

2. Developing the information analysis business utilizing independently developed artificial intelligence technology

(1) Cultivating business partners

(2) Developing solutions to be provided

Based on the above, we provide our forecasts for the year ending March 31, 2017, as follows: consolidated net sales to be 13,100 million yen (a 22.9% increase from the previous year); operating income to be 95 million yen (a 43.3% decrease from the previous year); ordinary income to be 70 million yen (a 43.3% decrease from the previous year); and net income attributable to owners of the parent to be 0 million yen.

Note:     The forecasts are based on information currently available to the Group and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

(2)         Analysis of financial position

1)         Assets, liabilities, and net assets

Total assets increased by 5,343,742 thousand yen to 12,985,408 thousand yen compared with the end of the previous year.

Current assets increased by 908,706 thousand yen to 5,531,753 thousand yen compared with the end of the previous year. This was mainly due to an increase of 1,413,774 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 4,435,036 thousand yen to 7,453,655 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 1,581,591 thousand yen in customer-related assets and an increase of 2,033,895 thousand yen in goodwill.

Total liabilities increased by 5,781,746 thousand yen to 8,202,639 thousand yen compared with the end of the previous year.

Current liabilities increased by 1,991,834 thousand yen to 3,439,613 thousand yen compared with the end of the previous year. This was mainly due to an increase of 874,050 thousand yen in accounts payable-other, an increase of 300,864 thousand yen in accounts payable-trade, and an increase of 264,954 thousand yen in current portion of long-term loans payable.

Noncurrent liabilities increased by 3,789,911 thousand yen to 4,763,026 thousand yen compared with the end of the previous year. This was mainly due to an increase of 3,041,999 thousand yen in long-term loans payable.

Total net assets decreased by 438,004 thousand yen to 4,782,768 thousand yen compared with the end of the previous year. This was primarily attributable to a decrease of 402,212 thousand yen in foreign currency translation adjustment and a decrease of 227,514 thousand yen in retained earnings.

2)         Cash flows

Cash and cash equivalents (hereinafter, as “cash”) decreased to 1,795,958 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 705,133 thousand yen, a decrease of 317,442 thousand yen compared with the previous year. This was largely due to a decrease in a net income before income taxes and an increase in notes and accounts receivable-trade.

(Cash flows from investing activities)

Net cash used in investing activities was 4,792,166 thousand yen, a decrease of 3,374,983 thousand yen compared with the previous year. This was mainly attributed to a 3,529,229 thousand yen outlay for the acquisition of a new consolidated subsidiary.

(Cash flows from financing activities)

Net cash provided by financing activities was 3,205,768 thousand yen, an increase of 1,526,071 thousand yen compared with the previous year. This was mainly due to cash inflows of 3,761,545 thousand yen owing to an increase in long-term loans payable.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2012	March 31, 2013	March 31, 2014	March 31, 2015	March 31, 2016
Equity ratio (%)	53.1	64.7	67.8	65.4	34.6
Market value-based equity ratio (%)	542.6	298.1	242.1	435.7	264.3
Interest-bearing debt to cash flow ratio (years)	0.3	5.0	29.2	1.3	6.5
Interest coverage ratio (times)	301.9	11.6	2.8	141.2	52.5

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts (*3)/cash flows

Interest coverage ratio = Cash flows (*2)/interest payments

Notes:  1.  Figures are calculated on a consolidation basis.

2.  Cash flows represent operating cash flows.

3.  Interest-bearing debts include all liabilities that incur interests recorded in the consolidated balance sheets.

(3)         Basic policy for profit distribution and dividends in the current and next years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations, while retaining sufficient earnings to improve financial soundness, conducting aggressive business development, and strengthening its operating foundation. For the year ended March 31, 2016, the Group will pay a year-end dividend of 3 yen per share, backed by ongoing steady earnings. Earnings were driven by large-scale orders and enhanced U.S. sales operations.

For dividend payments next year, management forecasts no year-end dividend considering the financial status and our investment Strategy.

(4)         Business risks

The following are some of the major business risks that may negatively affect business operations and other activities of the Group. Items that may not necessarily be risk factors are presented in addition to the business risks because the Group believes that these items may be important for investors to make decisions in terms of proactive disclosure.

The Group is aware of these risks and plans to take all necessary measures to prevent or mitigate the risks. However, it believes that investors should carefully consider the following risks and items, as well as information in other sections of this report for making an investment decision.

Future-related matters concerning risk factors in this section are based on the judgment by the Group as of the release date of this report.

1)  Risk factors related to business environment of the Group

I.                  Business environment for eDiscovery

The discovery (electronic discovery) support service is the primary service offered as part of the eDiscovery service by the Group. After the amendment to the U.S. Federal Rules for Civil Procedure in December 2006, requirements for electronic information discovery are clarified and the market for services in processing electronic information and associated litigations is growing at an annual average rate of 15% and is expected to reach nearly one trillion yen after 2017 (Transparency Market Research). The Group provides services primarily to Asian companies, such as Japanese, Korean, and Taiwanese companies, which have their operating bases in the United States. The Group’s operations and earnings result may be adversely affected by significant economic changes, such as the deterioration and non-recovery of economies of major countries, including Japan and the United States, and the Asian countries.

II.             Laws and regulations

The Group conducts business involving eDiscovery. There are currently no legal restrictions concerning this business. However, it provides a discovery support service based on the litigation system of the United States, and if there are any changes in laws and regulations concerning litigation in the United States, the operations and results of operations of the Group may be affected. Furthermore, if any laws and regulations governing such operations are newly set forth in Japan, the operations and results of operations of the Group may be affected.

III.        Competition

As a pioneer of the eDiscovery business in Japan, the Group is well ahead of other companies in terms of knowledge and accomplishments. The Group has an edge over competitors with regard to its advanced technologies, provision of information, and exclusive contents. Currently, a very limited number of companies engage in the eDiscovery business in Japan. However, as the market for such service expands along with increasing awareness of eDiscovery in Japan, the Group expects that Japanese companies as well as foreign companies, including companies located in the United States, where the eDiscovery business is most advanced, may enter into the eDiscovery business.

IV.         Advances in technology

The Group is constantly monitoring advances in technology and the market for the eDiscovery business in the United States, where the eDiscovery business is most advanced. Nevertheless, information technology-related technological progress is extremely rapid and frequent, driving various new products and services associated with new technologies to arise. Under such circumstances, unless the Group is able to apply its technologies to the rapidly changing business, its ability to operate and results of operations may be adversely affected.

V.              Risk related to corporate acquisitions and reorganization

As part of the Group’s efforts for expanding growth, it has acquired two companies in the United States, the major market of the discovery business, and established a stable support structure in the United States that enables the Group to take a strategic approach to acquire corporate customers in Asia. Corporate acquisitions and reorganizations may adversely affect the Group’s operations and earnings results; when the Group could not yield expected returns from corporate acquisitions, the Group increases costs tied to reorganization and structural reinforcement for enhanced operational efficiency, and unpredicted events and other circumstances occur.

2)  Risk factors related to the Group’s business features

I.                  Management of information

Due to the nature of the eDiscovery business of the Group, it holds important information of client companies for its computer investigations. Therefore, the Group is required to manage and control clients’ information by highly advanced methods. To fulfill such responsibilities, it manages and controls client information in a data processing center with strict physical access control (to enter or exit) through a vein recognition system and an application form to enter or exit. The Group also maintains a safe operating environment that the investigative data is stored in fireproof safes and laboratory networks are isolated from external networks. In addition, it has obtained and renewed the certifications concerning its service: “ISO27001” (ISO/IEC27001:20013), an international standard for information security management systems (ISMS), and “JIS Q27001” (JIS Q 27001:2014), the Japanese standard for ISMS.

To prevent leaks of confidential information, including personal information, all employees of the Group need to sign confidentiality agreements, covering personal information as well. Employees individually sign confidentiality agreements even after their resignation or retirement. The Group also manages and controls important business administrative information, including personal information, by using biometric authentication, IDs, and passwords in addition to applying measures to prevent information leaks caused by unauthorized access via Internet.

Nevertheless, these preventive actions, in case any information leaks occur due to unforeseen circumstances, claims for damages, and fallen credibility of the Group may affect the operations and results of operations of the Group.

II.             Establishment of management framework to support business growth

The Group has four directors, three corporate auditors, and 423 employees on a consolidated basis as of March 31, 2016. Its internal management system is currently sufficient to manage the Group. It plans to continue improving the efficiency of administrative operations and maintain and increase the productivity of its organization, as well as expanding and upgrading its workforce to sustain the growth in the operations, such as training current employees and recruiting more employees.

However, if the plan to train and enlarge the workforce and strengthen administrative operations may not produce the desired results, or if talented employees leave the Group, the ability of the Group to conduct organizational business activities and the operations and results of operations of the Group may be affected.

III.        Reinforcement of the information analysis business leveraging artificial intelligence technology

The Group has been expanding the information analysis business using artificial intelligence technology in the fields of healthcare, digital marketing, and business intelligence. To grow the business as a pillar of the Group going forward, the Group is focusing on building up foundations for the business. It is impracticable to predict the effects of this business without uncertainty. Affected by unpredicted adverse changes, the Group’s initial business plans may not be achieved or yield expected results, leading to insufficient returns from the seed investments.

IV.         Recruitment and retention of personnel resources

Recruitment and retention of talented individuals who have specialized knowledge concerning information technology and business operations are critical for the Group to expand its business. In expanding the eDiscovery industry, personnel with special skills are limited. The Group is recruiting new graduates and experienced professionals in all necessary areas, providing employee training programs and retaining experienced employees.

However, the Group may not be able to hire skilled staff as planned or it may lose important employees to other companies. The resulting problems involving the ability to conduct business activities may affect business operations and results of operations of the Group.

V.              Foreign exchange rate volatility

The sales of the Group’s products and services to U.S. law firms and other U.S. customers have been and will be denominated in U.S. dollars, which are determined based on the Japanese yen. Meanwhile, the synergies generated by the acquisition of two companies in the United States, the major market of the discovery business, led to the Group recording sales in the United States accounting for approximately 60% of total sales across the entire Group, exposing the Group to an increased foreign currency risk. Radical fluctuations in foreign exchange rates may affect earnings and the financial statements of overseas consolidated subsidiaries when they are converted into yen for consolidation.

2.  Corporate Group

The Group consists of UBIC, Inc. and 11 consolidated subsidiaries. The Group companies are engaged in legal technology-related business activities.

3.  Management Policies

(1)         Basic corporate management policy

Since its foundation, the Group has been developing its preventive legal strategy (refer to *Note 1 below) services, which are mainly composed of fraud investigation support services and litigation support services in order to assist enterprises in their crisis management. The Group is growing internationally, together with its enterprise customers, to support risk mitigation for customers operating internationally and to contribute to the sustained growth of its customers’ corporate value.

Based on the experience and achievements that the Group has accumulated in the preventive legal strategy services, it furthermore advocates Behavior Informatics (refer to *Note 2 below), which is the Group’s unique concept for analyzing big data. Independently developed technologies, including artificial intelligence, “KIBIT,” are applied beyond the fields of litigation support and fraud investigation, thereby expanding the reach and impact of information analysis services in the fields of healthcare, digital marketing, and business intelligence to create a better future for our society.

*Note 1)        “Preventive legal strategies” means the concept of the prevention and mitigation of legal risks. The Group focuses on providing preventive countermeasures through cutting-edge technologies against the risks of local and global litigations and corporate misconduct. These high-technology preventive legal strategies aim for sustainable growth of our clients’ business and an increase in our clients’ corporate value by being well prepared to avoid risks that may encumber the growth or to reduce losses from such risks significantly.

*Note 2)        The Group has concluded that a new concept of integrating behavioral science and information science is needed to analyze big data adequately based on its understanding that big data is an aggregation of both human thoughts and activities rather than a mere collection of electronic data. The Group refers to this new concept as “Behavior Informatics.”

(2)         Target management index

The Group has targeted the improvement of its corporate value through sustainable business expansion. The Group aims to expand sales volume and improve its operating income percentage representing profitability and cash flows from operating activities.

(3)         Medium- to long-term management strategies

The Group, as a leading company of eDiscovery in Asia, has internally developed software for discovery called “Lit i View” that accommodates multiple Asian languages (Japanese, Chinese, and Korean), and has provided a one-stop solution with cutting-edge technologies and know-how for analyzing and processing electronic information and documents for litigation.

The Group has made efforts to realize its philosophies—“to create a better future for society” in addition to “to protect the pride of enterprises”—through the following actions: cultivating new business; developing original technologies; building global management systems; listing on the stock markets in Japan and the United States; enhancing publicity work; acquisition of two companies in the United States, the major market for the Group; and establishing structures contributable to the world with its information analysis technologies.

With the established foundations for the eDiscovery legal business, the Group now believes that it is entering a period of full-fledged growth. Meanwhile, the Group is in the process of launching new business using artificial intelligence, putting more focus on building structures to grow such business as the pillar of the Group’s expanding business. The Group is dedicated to continued growth on a Group-wide basis to achieve the Group’s philosophies with a focus on the following:

1)        Expansion of the existing legal business

I.               Enhancement of business structures in the United States

The Group will establish highly profitable and efficient business foundations in the United States by restructuring and strengthening the Group’s organization through the integration of three U.S. subsidiaries.

II.          Optimization of legal business operations after the acquisition of U.S. companies

A stable support structure bolstered by the U.S. Group companies has been formed through the acquisition of two companies in the United States. The Group will seek to enlarge its business by furthering optimization of business operations among Group companies and acquiring large-scale projects from Asian and North American companies.

III.     Expansion of the review business

The Group will aim to boost sales in the review services using “Lit i View,” eDiscovery support software equipped with predictive coding, powered by the Company’s unique artificial intelligence.

2)        Development of the information analysis business leveraging artificial intelligence technology

I.                Development, sales, and release of products

The Group has been expanding the provision of solutions in the fields of healthcare, digital marketing, and business intelligence, utilizing the Company’s unique artificial intelligence technology, “KIBIT.” In each of these three fields, the Group will continue to advance development of products and rendering of services.

II.           Higher level of customer satisfaction

To further raise the degree of satisfaction by customers who already introduced the Group’s products in the information analysis business, the Group will provide continuous analysis support, intensified consulting, and product updates.

III.      Recruiting talented personnel for promotion of business strategies

For promoting strategies in the information analysis business, the Group will proactively recruit talented personnel that can contribute to realize the Group’s philosophies in each business in various ways, such as planning and development, data analysis, and sales.

3)        Enhancements to implement business strategies

I.                Continuous enhancement of publicity work

In the previous year, the Group continuously engaged in a branding activity of artificial intelligence and entered into the robot business, leading to increased media exposure. The Group will continue to strengthen these public affairs efforts to promote recognition of its technological competence and to improve society’s understanding of the adverse conditions surrounding Asian enterprises, including those in Japan, as well as the Group’s philosophies and meaning of its activities.

II.           Reinforcement of global management systems

The Group will robustly control regional business activities through its headquarters, while providing more authority to country managers to strengthen uniqueness of each region. The centralized administrative framework along with development and implementation of unique business strategies in each country will build global management systems suited for improving and expanding the Group’s business operations.

(4)         Tasks to be undertaken by the management

Over the last years, the Group has made steady progress in its growth and expansion. The acquisition of two companies in the United States, which is the major market of discovery (electronic discovery), enabled the Group to take a strategic approach in the United States to enter into large-scale projects with Asian companies. The Group is now poised to achieve its sustained growth. The Group advocates a new concept called “Behavior Informatics” based on its prior experience, with which cutting-edge technologies are developed, including the artificial intelligence technique, “KIBIT.” Leveraging the technologies, the Group takes a further step toward new fields, such as the big data analysis business, in addition to the Group’s existing services, including litigation support and fraud investigation support. At the same time, the Group will continue to review and enhance its operational and management structure.

1)      Strengthening the Group’s operational structure for further growth and expansion in the information analysis business

To proceed to a new stage going forward, the Group needs to monetize rapidly the information analysis business in the fields of healthcare, digital marketing, and business intelligence that the Group is currently focusing on. To establish a stronger structure for that purpose, the Group will strive to recruit talented personnel that can help realize the Group’s philosophies.

2)      Integration of three U.S. subsidiaries

The Group will maximize synergies generated from the integration of the eDiscovery legal business and organizations of three U.S. subsidiaries for streamlined legal operations and strengthened service performance.

3)      Enhancing management structure

The Group strives to establish and strengthen its management structure that directly contributes to the Group’s performance growth by further enhancing the internal control structure to the level that is expected for companies listed both in Japan and U.S. markets, as well as by improving management efficiency and optimizing the Group’s resource.

(5)         Other important management items

Not applicable.

4.                  Basic Views of Selected Accounting Standards

The Group adopts generally accepted accounting principles in Japan to facilitate consolidated financial statement comparability between periods and with other companies. We plan to determine whether International Financial Reporting Standards (IFRS) adoption is appropriate for the Group by considering internal and external changes.

5.                  Consolidated Financial Statements

(1)    Consolidated balance sheets

(Thousands of yen)

		Previous year (as of March 31, 2015)		Current year (as of March 31, 2016)
Assets
Current assets
Cash and deposits		2,726,397		1,798,723
Notes and accounts receivable-trade		1,569,511		2,983,286
Merchandise		1,407		2,169
Supplies		5,911		6,833
Deferred tax assets		56,329		201,675
Other		288,864		622,467
Allowance for doubtful accounts		(25,374)		(83,401)
Total current assets		4,623,047		5,531,753
Noncurrent assets
Property, plant, and equipment
Buildings		230,665		598,403
Accumulated depreciation		(63,259)		(96,705)
Buildings, net		167,406		501,698
Vehicles		—		3,969
Accumulated depreciation		—		(293)
Vehicles, net		—		3,675
Tools, furniture, and fixtures		1,327,887		1,518,215
Accumulated depreciation	*1	(720,387)	*1	(922,399)
Tools, furniture, and fixtures, net		607,500		595,816
Leased assets		13,909		11,977
Accumulated depreciation		(7,699)		(8,967)
Leased assets, net		6,210		3,009
Other		2,242		5,912
Total property, plant, and equipment		783,359		1,110,112
Intangible assets
Software		871,134		878,206
Goodwill		168,977		2,202,873
Customer-related assets		372,823		1,954,414
Other		163,190		292,799
Total intangible assets		1,576,125		5,328,293
Investments and other assets
Investment securities		512,322		639,934
Guarantee deposits		130,414		141,070
Deferred tax assets		11,980		2,354
Other		4,415		245,854
Total investments and other assets		659,133		1,029,214
Total noncurrent assets		3,018,618		7,467,620
Total assets		7,641,666		12,999,374

(Thousands of yen)

		Previous year (as of March 31, 2015)		Current year (as of March 31, 2016)
Liabilities
Current liabilities
Accounts payable-trade		92,044		392,909
Short-term loans payable		36,000		51,999
Current portion of long-term loans payable	*2	454,591	*2	719,546
Accounts payable-other		340,824		1,214,874
Income taxes payable		94,085		127,005
Provision for bonuses		165,456		115,905
Deferred tax liabilities		6,164		21,605
Other		258,610		795,765
Total current liabilities		1,447,778		3,439,613
Noncurrent liabilities
Long-term loans payable	*2	770,076	*2	3,812,075
Deferred tax liabilities		115,538		880,233
Liabilities for retirement benefits		36,505		38,212
Asset retirement obligations		43,762		44,251
Other		7,232		2,218
Total noncurrent liabilities		973,114		4,776,992
Total liabilities		2,420,893		8,216,605
Net assets
Shareholders’ equity
Capital stock		1,688,433		1,705,931
Capital surplus		1,475,893		1,493,391
Retained earnings		1,420,973		1,193,458
Treasury stock		(26)		(26)
Total shareholders’ equity		4,585,274		4,392,755
Accumulated other comprehensive income
Valuation difference on available-for-sale securities		239,649		331,519
Deferred gains (losses) on hedges		—		(2,735)
Foreign currency translation adjustment		171,323		(230,889)
Total accumulated other comprehensive income		410,972		97,894
Subscription rights to shares		211,082		272,920
Noncontrolling interests		13,443		19,197
Total net assets		5,220,772		4,782,768
Total liabilities and net assets		7,641,666		12,999,374

(2)    Consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income

(Thousands of yen)

		Previous year (from April 1, 2014 to March 31, 2015)		Current year (from April 1, 2015 to March 31, 2016)
Net sales		6,274,460		10,659,350
Cost of sales		3,143,045		5,830,065
Gross profit		3,131,415		4,829,285
Selling, general, and administrative expenses	*1, *2	2,865,345	*1, *2	4,648,523
Operating income		266,069		180,762
Non-operating income
Interest income		1,699		1,672
Dividend income		9,000		11,250
Foreign exchange gains		201,668		—
Other		3,512		17,781
Total non-operating income		215,879		30,704
Non-operating expenses
Interest expenses		7,169		13,508
Foreign exchange losses		—		44,053
Stock issuance cost		16,178		—
Syndicated loan fees		19,155		10,481
Other		5,384		19,920
Total non-operating expenses		47,887		87,964
Ordinary income		434,061		123,502
Extraordinary income
Gain on sales of noncurrent assets		—		1,231
Total extraordinary income		—		1,231
Extraordinary losses
Loss on retirement of noncurrent assets		—		28,211
Total extraordinary losses		—		28,211
Income before income taxes		434,061		96,522
Income taxes-current		88,170		254,532
Income taxes-deferred		83,831		(42,724)
Total income taxes		172,001		211,808
Net income (loss)		262,059		(115,285)
Net income attributable to noncontrolling interests		1,749		5,756
Net income (loss) attributable to owners of the parent		260,310		(121,042)

Consolidated statements of comprehensive income

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Net income (loss)	262,059	(115,285)
Other comprehensive income
Valuation difference on available-for-sale securities	96,120	91,870
Deferred gains or losses on hedges	—	(2,735)
Foreign currency translation adjustment	138,315	(402,212)
Total other comprehensive income (loss)	234,436	(313,078)
Comprehensive income (loss)	496,496	(428,363)
Comprehensive income:
Comprehensive income (loss) attributable to owners of the parent	494,747	(434,117)
Comprehensive income attributable to noncontrolling interests	1,749	5,754

(3)         Consolidated statements of changes in net assets

Previous year (from April 1, 2014 to March 31, 2015)

				(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,095,358	882,818	1,160,500	(26)	3,138,651
Changes in items during the period
Issuance of new shares	593,075	593,075			1,186,150
Dividends from surplus					—
Net income attributable to owners of the parent			260,310		260,310
Exercise of subscription rights to shares					—
Other			162		162
Net changes in items other than shareholders’ equity
Total changes in items during the period	593,075	593,075	260,473	—	1,446,623
Balance at the end of the current period	1,688,433	1,475,893	1,420,973	(26)	4,585,274

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	143,529	33,007	176,536	196,675	21,306	3,533,169
Changes in items during the period
Issuance of new shares						1,186,150
Dividends from surplus						—
Net income attributable to owners of the parent						260,310
Exercise of subscription rights to shares				(12,870)		(12,870)
Other						162
Net changes in items other than shareholders’ equity	96,120	138,315	234,436	27,277	(7,862)	253,853
Total changes in items during the period	96,120	138,315	234,436	14,406	(7,862)	1,687,602
Balance at the end of the current period	239,649	171,323	410,972	211,082	13,443	5,220,772

Current year (from April 1, 2015 to March 31, 2016)

				(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,688,433	1,475,893	1,420,973	(26)	4,585,274
Changes in items during the period
Issuance of new shares	17,497	17,497			34,995
Dividends from surplus			(106,472)		(106,472)
Net loss attributable to owners of the parent			(121,042)		(121,042)
Exercise of subscription rights to shares					—
Other					—
Net changes in items other than shareholders’ equity			73		73
Total changes in items during the period	17,497	17,497	(227,514)	—	(192,518)
Balance at the end of the current period	1,705,931	1,493,391	1,193,458	(26)	4,405,131

	Accumulated other comprehensive income
	Valuation difference on available-for- sale securities	Deferred gains or losses on hedges	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current period	239,649	—	171,323	410,972	211,082	13,443	5,220,772
Changes in items during the period
Issuance of new shares							34,995
Dividends from surplus							(106,472)
Net loss attributable to owners of the parent							(121,042)
Exercise of subscription rights to shares					(13,735)		(13,735)
Other							—
Net changes in items other than shareholders’ equity	91,870	(2,735)	(402,212)	(313,078)	75,574	5,754	(231,749)
Total changes in items during the period	91,870	(2,735)	(402,212)	(313,078)	61,838	5,754	(438,004)
Balance at the end of the current period	331,519	(2,735)	(230,889)	97,894	272,920	19,197	4,782,768

(4)         Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Cash flows from operating activities:
Income before income taxes	434,061	96,522
Depreciation and amortization	587,760	882,581
Amortization of goodwill	6,183	112,915
Stock issuance cost	16,178	—
Syndicated loan fees	19,155	10,481
Gain on sales of noncurrent assets	—	(1,231)
Loss on retirement of noncurrent assets	—	28,211
Increase in liabilities for retirement benefits	16,614	2,427
Increase (decrease) in provision for bonuses	66,413	(58,147)
Increase in allowance for doubtful accounts	8,785	2,767
Interest and dividend income	(10,699)	(12,922)
Interest expenses	7,169	13,508
Foreign exchange (gains) losses	(172,114)	490,032
Increase in notes and accounts receivable-trade	(281,474)	(502,532)
Increase in inventories	(23)	(1,832)
Increase in accounts payable-trade	19,536	190,565
Increase (decrease) in accounts payable-other	37,819	(70,083)
Other, net	227,027	57,784
Subtotal	982,393	1,241,048
Interest and dividend income received	10,699	12,922
Interest expenses paid	(7,169)	(13,508)
Income taxes refunded (paid)	36,653	(535,328)
Net cash provided by operating activities	1,022,576	705,133
Cash flows from investing activities:
Payments into time deposits	—	(225,360)
Proceeds from withdrawal of time deposits	100,000	—
Purchase of property, plant, and equipment	(202,542)	(673,724)
Proceeds from sales of property, plant and equipment	—	2,981
Purchase of intangible assets	(419,071)	(366,644)
Payments for guarantee deposits	(5,455)	(12,919)
Proceeds from guarantee deposits	1,461	11,884
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation	(891,575)	(3,529,229)
Other, net	—	845
Net cash used in investing activities	(1,417,182)	(4,792,166)
Cash flows from financing activities:
Proceeds from short-term loans payable	200,000	3,800,000
Repayment of short-term loans payable	(164,000)	(3,784,000)
Proceeds from long-term loans payable	800,000	3,761,545
Repayment of long-term loans payable	(287,931)	(454,591)
Repayment of finance lease obligations	(2,504)	(2,592)
Proceeds from issuance of common stock	1,155,600	—
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	17,680	21,197
Cash dividends paid	—	(106,472)
Payments of stock issuance cost	(16,178)	—
Payments of syndicated loan fees	(10,000)	(4,000)
Purchase of shares of subsidiaries	(9,574)	—
Other, net	(3,393)	(25,317)
Net cash provided by financing activities	1,679,696	3,205,768
Effect of exchange rate change on cash and cash equivalents	54,725	(41,036)
Net increase (decrease) in cash and cash equivalents	1,339,816	(922,300)
Cash and cash equivalents at the beginning of the period	1,378,443	2,718,259
Cash and cash equivalents at the end of the period	2,718,259	1,795,958

(5)    Notes to the consolidated financial statements

Going-concern assumptions

Not applicable.

Significant matters for the preparation of consolidated financial statements

1)        Scope of consolidation

I.       Number of consolidated subsidiaries: 11

UBIC MEDICAL, Inc., a subsidiary newly established by the Company, has been included in the scope of the consolidation starting from the three-month period ended June 30, 2015.

Rappa, Inc., a subsidiary newly established by the Company, has been included in the scope of the consolidation starting from the three-month period ended September 30, 2015.

EvD, Inc., a wholly owned subsidiary of the Company, and its three subsidiaries have been included in the scope of the consolidation starting from the three-month period ended September 30, 2015. Changes in the scope of consolidation have a significant impact on consolidated financial statements of the fiscal year ended March 31, 2016. Major impacts include increases in total assets in the consolidated balance sheet and net sales in the consolidated statement of income.

UBIC Patent Partners, Inc. has been excluded from the scope of the consolidation as a result of an absorption-type merger with the Company, a surviving company.

II.  Nonconsolidated subsidiaries: None.

2)        Application of equity method of accounting

I.       Number of affiliates accounted for under the equity method: None.

II.  Number of subsidiaries not consolidated and affiliates not accounted for under the equity method: None.

3)        Fiscal year of consolidated subsidiaries

The book-closing dates of TechLaw Solutions and EvD, Inc. are September 30 and December 31, respectively. The Group uses provisionally prepared financial statements of both companies as of the consolidated closing date in preparing its consolidated financial statements.

4)        Matters concerning Accounting Policies

I.            Valuation standard and methods for significant assets

(i)           Securities

Available-for-sale securities

Securities for which quoted market prices are available:

Stated at fair value at the end of the year (Unrealized gains or losses are included in net assets. Cost of securities sold is determined by the moving average method.)

Securities for which quoted market prices are not available:

Stated at cost determined by the moving average method

(ii)        Derivatives

Stated at fair value

(iii)         Inventories

Inventories held for sale in the ordinary course of business:

Merchandise:

Stated at cost determined by the specific identification method (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

Supplies:

Stated at cost determined by the first-in, first-out method (In case the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

II.      Depreciation and amortization of significant depreciable or amortizable assets

(i)           Property, plant, and equipment (excluding leased assets)

Property, plant, and equipment are depreciated by the straight-line method.

Useful lives of principal property, plant, and equipment are as follows:

Buildings:	6-15 years

Tools, furniture, and fixtures:	4-20 years

(ii)        Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years by the straight-line method. Software for sale is amortized over an economic useful life of three years by the straight-line method.

Customer-related assets identified at business combinations are amortized over an effective period of 15 years by the straight-line method.

(iii)          Leased assets

Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

III.        Accounting for significant deferred assets

Stock issuance cost

Stock issuance cost is expensed when incurred.

IV.         Recognition of significant allowances

(i)        Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

(ii)     Provision for bonuses

To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

V.              Significant methods of hedge accounting

(i)        Method of hedge accounting

Interest rate and currency swap transactions are qualified for both the special hedge accounting and designated hedge accounting and, accordingly, accounted for in their entirety

(ii)          Hedging instruments and hedged items

Hedging instruments: Interest rate and currency swap contracts

Hedged items:  Foreign currency-denominated long-term borrowings

(iii)   Hedging policy

Interest rate swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

(iv)      Method of evaluating hedging effectiveness

Evaluation of hedging effectiveness is omitted since interest rate and currency swap transactions are qualified for both the special hedge accounting and designated hedge accounting and, accordingly, may be accounted for in their entirety.

VI.         Provision for retirement benefits

Liabilities for retirement benefits and retirement benefit expenses are calculated by applying the compendium method, under which the amount to be paid for retirement benefits for voluntary termination at the year-end is assumed to be retirement benefit obligations.

VII.    Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of 15 years or less.

VIII.       Scope of funds in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term investments with a maturity of three months or less at the date of acquisition, which can easily be converted into cash and which have only minor risk of changes in value.

IX.         Other significant accounting policies for preparation of the consolidated financial statements

(i)             Accounting for consumption taxes

All accounting transactions are booked exclusive of any national or local consumption taxes.

Changes in accounting policies

Not applicable.

Supplementary information

The Company applied the rules stipulated in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (Accounting Standards Board of Japan Statement No. 22 of September 13, 2013). In addition, the Company changed the presentation of certain accounts, including income (loss) before minority interests, and minority interests are now presented as noncontrolling interests.

The consolidated financial statements as of and for the year ended March 31, 2015, have been reclassified in order to reflect these changes in the presentation.

Notes to the consolidated balance sheets

*1 Accumulated impairment losses included in the amount of accumulated depreciation are as follows:

(Thousands of yen)

	Previous year (March 31, 2015)	Current year (March 31, 2016)
Accumulated impairment losses	37,143	33,790

*2 The Company has overdraft facility agreements and syndicate loan agreements with financing banks to raise funds efficiently for operations, capital investments, and development. Credit availability as of the end of the year under the agreements is as follows:

(Thousands of yen)

	Previous year (March 31, 2015)	Current year (March 31, 2016)
Aggregate amount of overdraft limit and syndicated loans	1,700,000	1,700,000
Credit used	700,000	700,000
Credit availability	1,000,000	1,000,000

Notes to the consolidated statements of income

*1 Major items and amounts of selling, general, and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Directors’ compensations	120,325	219,978
Salaries and allowances	895,658	1,404,252
Provision of allowance for doubtful accounts	12,673	37,709
Provision for bonuses	105,504	303,544
Retirement benefit expenses	19,969	12,017
Depreciation	81,328	324,172
Commission fee	549,394	597,782
Outsourcing fee	214,408	398,441

*2 Research and development expenses included in general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Research and development expenses	89,451	91,600

Notes to the consolidated statements of comprehensive income

*1 Reclassification adjustment and tax effect related to other comprehensive income are as follows:

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Valuation difference on available-for-sale securities
Incurred during the year	139,412	127,612
Reclassification adjustment	—	—
Before tax effect	139,412	127,612
Tax effect	(43,291)	(35,741)
Valuation difference on available-for-sale securities	96,120	91,870
Deferred gains (losses) on hedges
Incurred during the year	—	(2,735)
Foreign currency translation adjustment
Incurred during the year	138,315	(402,212)
Total other comprehensive income	234,436	(313,078)

Notes to the consolidated statements of changes in net assets

Previous year (from April 1, 2014 to March 31, 2015)

1)    Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Notes 1, 2, and 3)	3,441,136	32,050,224	—	35,491,360
Total	3,441,136	32,050,224	—	35,491,360
Treasury stock
Common stock (Note 1)	63	567	—	630
Total	63	567	—	630

Notes:  1.       The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. As a result, the number of issued and outstanding shares and the number of treasury stock increased by 30,970,224 and 567, respectively.

2.    On September 16, 2014, the Company received a payment for the issuance of new shares through a third-party allocation of its shares, in connection with the basic agreement concluded on the acquisition of shares with the London Branch of Deutsche Bank. Accordingly, the number of issued and outstanding shares increased by 1,000,000.

3.    The exercise of stock option rights increased the number of issued and outstanding shares by 80,000.

2)            Items related to subscription rights to shares

			Number of shares				Amount of shares as of the end of the year
Company name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	4,081
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	102,978
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	36,479
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	31,314
	The eighth subscription rights to shares	—	—	—	—	—	23,742
	Subscription rights to shares for the ninth stock option	—	—	—	—	—	12,485
Total		—	—	—	—	—	211,082

3) Dividends

I.      Dividend payments

Not applicable.

II. Dividends with a record date in this year, but an effective date in the following year

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2015	Common stock	106,472	3.00	March 31, 2015	June 24, 2015

Current year (from April 1, 2015 to March 31, 2016)

1)            Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note 1)	35,491,360	260,000	—	35,751,360
Total	35,491,360	260,000	—	35,751,360
Treasury stock
Common stock	630	—	—	630
Total	630	—	—	630

Note:                  1.             The exercise of stock option rights increased the number of issued and outstanding shares by 260,000.

2)                                     Items related to subscription rights to shares

			Number of shares				Amount of shares as of the end of the year
Company name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	0
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	93,324
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	34,560
	Subscription rights to shares for the seventh stock option	—	—	—	—	—	57,751
	The eighth subscription rights to shares	—	—	—	—	—	23,742
	Subscription rights to shares for the ninth stock option	—	—	—	—	—	26,953
	Subscription rights to shares for the 11th stock option	—	—	—	—	—	32,741
	Subscription rights to shares for the12th stock option	—	—	—	—	—	3,846
Total			—	—	—	—	272,920

3)            Dividends

I.             Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2015	Common stock	106,472	3.00	March 31, 2015	June 24, 2015

II.       Dividends with a record date in this year, but an effective date in the following year

Resolution	Class of shares	Source of dividends	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 27, 2016	Common stock	Retained earnings	107,252	3.00	March 31, 2016	June 28, 2016

Notes to the consolidated statements of cash flows

*1)      Reconciliation of the ending balance of cash and cash equivalents in the consolidated statements of cash flows to those balances in the consolidated balance sheets is as follows:

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Cash and deposits	2,726,397	1,798,722
Long-term deposits included in “Other” under “Investments and other assets”	—	225,360
Time deposit over three months’ period	(1,063)	(226,444)
Separate deposits	(7,073)	(1,679)
Cash and cash equivalents	2,718,259	1,795,958

*2)      Significant non-cash transactions

Exercise of subscription rights to shares

(Thousands of yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Increase in capital stock due to exercise of subscription rights to shares	6,435	17,497
Increase in capital surplus due to exercise of subscription rights to shares	6,435	17,497

*4)      Net presentation of proceeds from and repayment of short-term loans payable

Previous year (from April 1, 2014 to March 31, 2015)

The Company concluded escrow agreements with TechLaw Holdings, Inc. and The Bank of New York Mellon Corporation in relation to the acquisition of TechLaw Solutions during the current fiscal year. To fulfill the deposit obligation under the escrow agreements, the Company took out loans from the Bank of Tokyo-Mitsubishi UFJ, Ltd. during the same period. The loans are presented net of all repayments within 33 days.

Current year (from April 1, 2015 to March 31, 2016)

Not applicable.

Segment information

1)             Overview of reportable segment

A reportable segment is a component of the Company for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s board of directors (the “Board of Directors”) to determine the allocation of resources and to assess its performance.

The Group provides eDiscovery-related services in Japan and other countries. The Company mainly handles services in Japan, while the subsidiary in the United States deals with overseas engagements. The subsidiary is an independently managed entity that develops comprehensive strategies for eDiscovery-related services to expand business activities.

Consequently, the Company has three reportable geographic segments: Japan, USA, and others.

2)             Method of recognizing net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Operations of reportable segments are generally accounted for in the same manner as those stated in the “Significant accounting policies for preparation of the consolidated financial statements” section in the notes to the consolidated financial statements in this report. Income of each reportable segment represents operating income. Intersegment sales or transfers are determined based on selling price to external parties and total costs.

3)             Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Previous year (from April 1, 2014 to March 31, 2015)

(Thousands of yen)

	Reportable segment				Adjustments	Amounts reported in the consolidated financial
	Japan	USA	Others	Total	*1	statements *2
Net sales
(1) External sales	3,105,983	2,784,469	384,007	6,274,460	—	6,274,460
(2) Intersegment sales and transfers	739,796	121,546	124,487	985,830	(985,830)	—
Total	3,845,779	2,906,016	508,495	7,260,290	(985,830)	6,274,460
Segment profits (losses)	303,149	39,926	(77,006)	266,069	—	266,069
Segment assets	7,622,397	2,367,794	632,698	10,622,891	(2,981,225)	7,641,666
Other items
Depreciation expenses	431,287	113,768	42,703	587,760	—	587,760
Amortization of goodwill	—	6,183	—	6,183	—	6,183
Increase in property, plant, and equipment and intangible assets	575,196	89,463	24,628	689,288	—	689,288

Notes:	1.	(1) The adjustment to sales represents elimination of intersegment transactions.
		(2) The adjustments to segment assets represent the elimination of transactions between segments.
	2.	Total segment profits equal to operating income reported in the consolidated statements of income.

Current year (from April 1, 2015 to March 31, 2016)

(Thousands of yen)

	Reportable segment				Adjustments	Amounts reported in the consolidated financial
	Japan	USA	Others	Total	*1	statements *2
Net sales
(1) External sales	3,845,597	6,329,995	483,757	10,659,350	—	10,659,350
(2) Intersegment sales and transfers	849,887	101,628	138,977	1,090,493	(1,090,493)	—
Total	4,695,485	6,431,624	622,735	11,749,844	(1,090,493)	10,659,350
Segment profits (losses)	9,800	167,030	3,932	180,762	—	180,762
Segment assets	11,860,042	7,823,971	724,991	20,409,004	(7,409,630)	12,999,374
Other items
Depreciation expenses	552,864	313,023	47,545	883,433	—	883,443
Amortization of goodwill	—	112,915	—	112,915	—	112,915
Increase in property, plant, and equipment and intangible assets	754,203	660,982	8,981	1,424,166	—	1,424,166

Notes:	1.	(1) The adjustment to sales represents elimination of intersegment transactions.
		(2) The adjustments to segment assets represent the elimination of transactions between segments.
	2.	Total segment profits equal to operating income reported in the consolidated statements of income.

<Related information>

Previous year (from April 1, 2014 to March 31, 2015)

1)             Information by product or service

(Thousands of yen)

		Previous year (from April 1, 2014 to March 31, 2015)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	1,377,430	1,052,273	205,494	2,635,199
	eDiscovery solution	1,326,706	1,704,394	166,739	3,197,841
	Forensic services	288,161	3,815	7,117	299,094
LCPS	Forensic tool distribution and support	41,615	—	4,655	46,270
	Forensic training services	6,324	—	—	6,324
	Compliance support	4,300	—	—	4,300
Others		61,443	23,986	—	85,429
Total		3,105,983	2,784,469	384,007	6,274,460

2)             Information by region

I.     Net sales

The information is omitted because the same information is presented in the segment information.

II.    Property, plant, and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
487,633	180,955	106,382	8,388	783,359

3)             Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,969,335	USA and others
TMI Associates	641,074	Japan

Current year (from April 1, 2015 to March 31, 2016)

1)             Information by product or service

(Thousands of yen)

		Current year (from April 1, 2015 to March 31, 2016)
Business segment		Japan	USA	Others	Total
eDiscovery	eDiscovery services	1,868,818	2,680,485	109,132	4,658,436
	eDiscovery solution	1,528,933	3,595,162	320,562	5,444,658
	Forensic services	271,326	—	12,631	283,957
LCPS	Forensic tool distribution and support	41,793	—	—	41,793
	Software sales	118,914	—	41,054	159,968
	Forensic training services	9,989	—	—	9,989
	Compliance support	77	—	376	453
Others		5,744	54,347	—	60,091
Total		3,845,597	6,329,995	483,757	10,659,350

2)             Information by region

I.     Net sales

The information is omitted because the same information is presented in the segment information.

II.    Property, plant, and equipment

(Thousands of yen)

Japan	USA	Korea	Others	Total
410,069	631,531	63,703	4,807	1,110,112

3)             Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,657,074	USA and others
TMI Associates	1,022,656	Japan

<Information related to amortization of goodwill and the carrying amount by each reportable segment>

Previous year (from April 1, 2014 to March 31, 2015)

(Thousands of yen)

	Japan	USA	Others	Adjustment	Total
Amortization for the current year	—	6,183	—	—	6,183
Balance as of the end of the current year	—	168,977	—	—	168,977

Current year (from April 1, 2015 to March 31, 2016)

(Thousands of yen)

	Japan	USA	Others	Adjustment	Total
Amortization for the current year	—	112,915	—	—	112,915
Balance as of the end of the current year	—	2,202,873	—	—	2,202,873

The balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

Per share information

(Yen)

	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Net assets per share	140.78	125.61
Earnings (loss) per share	7.45	(3.40)
Diluted earnings per share	7.27	—

Notes: Basis for calculation of earnings per share and diluted earnings (loss) per share is as follows:

Item	Previous year (from April 1, 2014 to March 31, 2015)	Current year (from April 1, 2015 to March 31, 2016)
Earnings per share (yen)
Net income (loss) attributable to owners of the parent (thousands of yen)	260,310	(121,042)
Amount not attributed to common stockholders (thousands of yen)	—	—
Net income (loss) attributable to owners of the parent on common stock (thousands of yen)	260,310	(121,042)
Average number of common stock outstanding during the year (shares)	34,956,728	35,582,664

Diluted earnings per share
Adjustment to net income attributable to owners of the parent (thousands of yen):	—	—
Increase in the number of common stock (shares):	842,025	—
Subscription rights to shares (shares)	842,025	—
Summary of dilutive shares not included in calculation of “Diluted earnings per share” due to no dilutive effect	—	—

Significant subsequent events

Not applicable.

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.

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